UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: February 8, 2012

Commission file number 1- 33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1—Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated February 8, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 8, 2012	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 PittsBay Road Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY TANKERS LTD. ANNOUNCES

PRICING OF PUBLIC OFFERING OF CLASS A COMMON STOCK

Hamilton, Bermuda, February 8, 2012 – Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) announced today that it has priced its follow-on public offering of 15,000,000 shares of Class A common stock at $4.00 per share. The offering is expected to close on February 13, 2012, subject to customary closing conditions. Teekay Tankers has granted the underwriters a 30-day option to purchase up to an additional 2,250,000 shares to cover any over-allotments. The Company expects to use the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility.

Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers and six double-hull Suezmax tankers and time-charters in two double-hull Aframax tankers from third parties, all of which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate, time-charter and spot-tanker-market trading. Teekay Tankers intends to continue to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.

Teekay Tankers’ Class A common stock is listed on the New York Stock Exchange under the symbol “TNK.”

The joint book running managers for the offering are Morgan Stanley and Citigroup. The senior co-managers are Credit Suisse and Deutsche Bank Securities. The junior co-managers are ABN AMRO, Credit Agricole CIB and DNB Markets.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606, email: prospectus@morganstanley.com; or from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York, 11220, or by calling Citi toll-free at: 800-831-9146 or by e-mailing Citi at: batprospectusdept@citi.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

The statements in this news release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Tankers’ public filings with the SEC. Teekay Tankers undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

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